AMARANTUS BIOSCIENCES, INC.
675 Almanor Ave.
Sunnyvale, CA 94085
(408) 737-2734
Via EDGAR

October 31, 2011

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:           Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Amarantus Biosciences, Inc. (the “Company”) Form 10-K for the Year Ended October 31, 2010 Filed January 28, 2011 Form 8-K/A Filed June 3, 2011 File No. 333-148922

Dear Mr. Rosenberg:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated October 17, 2011 by Jim B. Rosenberg, Senior Assistant Chief Accountant of the Commission’s Division of Corporation Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Amarantus Biosciences, Inc.

By:          /s/ Gerald E. Commissiong
Gerald E. Commissiong,
President and Chief Executive Officer